June 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin
Ms. Irene Paik
Mr. Mark Brunhofer
Ms. Mary Mast

Re:	Autolus Therapeutics plc
Registration Statement on Form F-1 (File No. 333-224720) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Autolus Therapeutics plc that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 21, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 1,292 copies of the preliminary prospectus dated June 8, 2018 (the “Preliminary Prospectus”) between June 8, 2018 and the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
JEFFERIES LLC
As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC.

By:	/s/ Elizabeth Wood

Name:	Elizabeth Wood
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim

Name:	Matthew Kim
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]